SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                                 Commission File Number 0-18224




(Check one):     x Form 10-K and Form 10-KSB        _ Form 11-K
                 _ Form 20-F                        _ Form 10-Q and Form 10-QSB
                 _ Form N-SAR

For period ended ________________June 30, 1998 __________

         _ Transition Report on Form 10-K and 10-KSB
         _ Transition Report on Form 20-F
         _ Transition  Report on Form 11-K
         _ Transition Report on Form 10-Qand Form 10-QSB
         _ Transition Report on Form N-SAR

For the transition period ended _________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I

                             REGISTRANT INFORMATION


Full name of registrant _____Group V Corporation _______________________________

Former name if applicable _____NuOasis Gaming, Inc. ____________________________

Address of principal executive office (Street and Number)

_________________________550 15th Street _______________________________________

City, State and Zip Code San Francisco, California 94103

                                     PART II

                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate boxes.)

_ (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

x (b)The subject annual report, semiannual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portions thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

_ (c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III

                                    NARRATIVE

     During the fiscal quarter ended March 31, 1998, the Registrant began to assume operating control of the assets of a subsidiary of Universal Network Services, Inc., (the "UNS Assets") in contemplation of Registrant's acquisition thereof. As a result, it is anticipated that the earnings statements will reflect the acquisition and operation of the UNS Assets resulting in a significant change in operations from the prior year.

                                     PART IV

                                OTHER INFORMATION

(1) Name  and  telephone   number  of  person  to  contact  in  regard  to  this
    notification.

    Joseph Monterosso            (415)                        575-0222
        (Name)                (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter periods that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                       _Yes x No

     Registrant's quarterly report on Form 10-QSB for the quarter ended March 31, 1998, was filed late on June 1, 1998.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                              See Part III. above                x Yes _ No



              Group V Corporation (formerly, NuOasis Gaming, Inc.)
              ----------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: September 30, 1998          By:/s/ Joseph Monterosso
                                     ---------------------
                                     Joseph Monterosso, Chairman and CEO